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SEC FILE NUMBER 0-27140
CUSIP NUMBER 667746101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Northwest Pipe Company

Full Name of Registrant

Former Name if Applicable

5721 SE Columbia Way, Suite 200

Address of Principal Executive Office (Street and Number)

Vancouver, WA 98661

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On December 22, 2011, Northwest Pipe Company (the “Company”) filed a Current Report on Form 8-K reporting that: (i) the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) had determined that there were material errors in the Company’s previously issued consolidated financial statements relating to the Company’s historical method of systematically and rationally allocating equipment depreciation using the units of production depreciation methodology and the Company’s estimates of salvage values; and (ii) the Company intends to restate certain of its previously issued consolidated financial statements in order to correct the errors identified. On March 15, 2012, the Company filed a Current Report on Form 8-K reporting that, in connection with the work performed during the restatement process and the preparation of its financial statements: (i) the Company had identified additional material errors in its previously issued consolidated financial statements, and (ii) in order to correct the material errors identified, the Company intends to restate its previously issued financial statements for the fiscal years ended December 31, 2010 and December 31, 2009, retained earnings at December 31, 2008, and quarterly data for each quarter of the fiscal year ended December 31, 2010, and the quarters ended March 31, 2011, and June 30, 2011.

The Company intends to present its restated consolidated financial statements and related consolidated financial information in its Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). Pending the completion of the restatement of the Company’s previously issued consolidated financial statements, the Company is unable to complete the preparation of its 2011 Form 10-K. The 2011 Form 10-K will be filed as soon as practicable after the completion of the restatement process, including the completion of the required audit of such financial statements by the Company’s independent registered public accountants. At this time, the Company expects to file the 2011 Form 10-K in April 2012 and therefore does not expect that the 2011 Form 10-K will be filed before the fifteenth calendar day following its original due date as prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robin Gantt	(360)	397-6250
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☒

As previously disclosed, the Company has not yet filed its:

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company presently anticipates that the results of operations to be reported for the year ended December 31, 2011 will reflect a significant improvement over the results of operations reported for the year ended December 31, 2010.

Northwest Pipe Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2012	By:	/s/ Robin Gantt
Robin Gantt, Vice President
and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.